Mail Stop 3561

June 29, 2009

Mr. Neal V. Fenwick
  Chief Financial Officer
ACCO BRANDS CORPORATION
300 Tower Parkway
Lincolnshire, Illinois 60069

> **Re:** **ACCO Brands Corporation**
> **Supplemental response letter dated June 17, 2009 regarding the Form 10-K**
> **for the year ended December 31, 2008**
> **File No. 1-08454**

Dear Mr. Fenwick:

We have reviewed your supplemental response letter to us dated June 17, 2009 in response to our letter of comment dated May 19, 2009 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Management's Discussion and Analysis

Fiscal 2008 versus Fiscal 2007, page 26

1.   We have reviewed your response to our prior comment 2 and your proposed disclosures.
        Please also expand MD&A to provide a narrative discussion of the types of costs
        included in the income statement line item, 'Costs of products sold,' and include such
        line item in the table on page 26, similar to the presentation on your statements of
        operations. Your MD&A narrative discussion should clearly describe the nature of your
        products that are sold where 'gross profit' is considered to be a relevant measure of
        profitability used by management and useful to an investor. You should also explain why
        this measure is significant and distinguishable from the primary profitability measure of
        "operating income (loss)" as used in your segment analysis of company performance.
        Further to the extent you generate 'sales from services' and have related 'costs of
        services,' these should be separately identified in your MD&A and included on the face
        of the statements of operations, if significant.

2.   We have reviewed your response to our prior comment 3 and note your proposed
        disclosures. We also note your proposal to rename the line item 'restructuring-related
        expense' to 'other charges,' and assume this will be carried forward to the disclosures in
        Note 9 that is currently entitled "Restructuring and Restructuring-Related Charges.'
        Please confirm that applicable disclosures within Note 9 will also be renamed 'Other
        Charges.' Further, please define the meaning of the "new company footprint" being
        implemented that led to the internal and external project management costs, outside
        consulting, and strategic product category exits, and explain the nature of each these
        types of costs. This disclosure of 'other charges' should be provided in MD&A in
        greater detail, and also with a focus on distinguishing these charges from ongoing and
        normal costs of goods sold and SG&A expenses.   Please comply in future filings.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief